[AECOM LETTERHEAD]

AECOM
555 South Flower Street, 37th Floor, Los Angeles, California 90071-2300
T 213.593.8000 F 213.593.8730 www.aecom.com

April 12, 2007

VIA EDGAR
Karen J. Garnett
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
AECOM Technology Corporation
Registration Statement on Form S-1
File No. 333-141142
Filed March 8, 2007

Amendment No. 1 to Registration Statement on Form 10
File No. 0-52423
Filed March 7, 2007

Dear Ms. Garnett:

        This letter is in response to your comment letter dated April 9, 2007, regarding the above-referenced registration statements for AECOM Technology Corporation ("AECOM" or the "Company"). To assist your review, we have retyped the text of the Staff's comment in italics below. We have also included with this letter a marked copy of the amendment to the registration statement on Form S-1.

Form S-1

General

1.
Please provide us with any pictures, graphics or artwork that will be used in the prospectus.

        The Company submitted copies of the pictures for the inside front cover of the prospectus by Federal Express delivery (tracking number 798137520791) on March 27. We have forwarded another copy to the attention of Mr. Michael McTiernan via overnight courier.

Our Competitive Strengths, page 3

2.
In order to balance the discussion of competitive strengths, please provide a summary of your competitive weaknesses or the risks associated with your business. Alternatively, please eliminate the discussion of competitive strengths.

        In response to the Staff's comment, we have revised the disclosure on pages 3 and 4 of the Amendment as requested to (a) add a section entitled "Risks Affecting Our Business" that identifies risks associated with the Company's business and (b) significantly shorten the discussion of competitive strengths.

The Offering, page 6

3.
Please revise the summary to disclose the expected net proceeds of the offering. In addition, please revise the disclosure to clarify how you will use offering proceeds to allow your employees "to diversify their holdings."

        In response to the first sentence of the Staff's comment, we have revised the disclosure on page 6 of the Amendment as requested. The second sentence of the Staff's comment is related to Staff comment 6 below, and we have added language in "Use of Proceeds" on page 18 to clarify the diversification of holdings under the Company's stock purchase plan.

Risk Factors, page 9

The value of our common stock could be volatile, page 14

4.
Please disclose characteristics of your stock or business that may make your stock price more volatile than other listed securities. The current disclosure appears to apply to any publicly-traded company.

        In response to the Staff's comment, we have deleted the above-referenced risk factor, as the factors unique to us that would likely impact the volatility of our stock price are addressed in the now second risk factor on page 14 of the Amendment under the section "Risks Relating to this Offering and Our Common Stock."

Use of Proceeds, page 19

5.
Please disclose the maturity date of your credit facility and the maturity date of your senior notes.

        In response to the Staff's comment, we have revised the disclosure on page 18 of the Amendment to indicate the maturity dates of our revolving credit facility and our 8 3/8% senior notes.

6.
Please provide additional disclosure regarding your employee elections. For example, are these elections to have shares redeemed?

        In response to the Staff's comment, we have revised the disclosure on page 18 of the Amendment to more fully describe the nature of employee diversification of units they hold under our non-qualified Stock Purchase Plan (SPP). In particular, we have clarified that the diversification mechanics entail the issuance of new shares in the IPO with the net proceeds going to the employee's SPP account and being reinvested in mutual funds.

Capitalization, page 20

7.
Based on your disclosure on pages 102 and F-46 the Class F and Class G Convertible Preferred stock will automatically convert upon completion of this offering. Please advise how this will be reflected in your capitalization table and provide appropriate footnotes to the table to illustrate the change in classification, if any.

        In response to the Staff's comment, we have revised the disclosure on page 19 of the Amendment as requested, including adding footnote 2 to such capitalization table.

Components of Income and Expense, page 24

8.
Please identify the non-GAAP items in the initial sentence.

        In response to the Staff's comment, we have revised the disclosure on page 24 of the Amendment as requested. We have modified our disclosure to include the two non-GAAP measures: revenue, net of other direct costs, and cost of revenue, net of other direct costs. We have made conforming changes throughout the document.

9.
We have read and considered your response to comment 10. We continue to believe the use of net service revenue, gross margin, stock matches, and amortization expense of acquired intangible assets are titles that are confusingly similar to other measures calculated under GAAP. As such, please revise to label these measures in a manner that is dissimilar to descriptions used under GAAP. Further, it is not clear how you have provided a reconciliation to the most comparable measure for each of your non-GAAP measures. Your tabular presentation of a non-GAAP income statement would not meet the requirements of Item 10(e) of Regulation S-K. Lastly, please revise to remove phrases that suggest that your non-GAAP measures are more reflective of your business than measures calculated under generally accepted accounting principles.

        In response to the Staff's comment, we have revised the disclosure on page 25 of the Amendment as requested. In order to provide clarity, we have made the following modifications:

  •
  The former label "net service revenues" now reads "revenue, net of other direct costs";

  •
  The former label "other cost of net service revenues" now reads "cost of revenue, net of other direct costs" and includes "stock match expense—direct";

  •
  "Stock match expense—general and administrative" is now included in "other general and administrative expense," and not as a separate item; and

  •
  We have provided a reconciliation of "other direct costs" and "cost of revenue, net of other direct costs" to the GAAP measure of "cost of revenue" which is included on our audited financial statements.

        We have made conforming changes throughout the document.

        In response to the Staff's comment, we have removed the phrase to the effect that the foregoing non-GAAP measures are more reflective of our business than measures calculated under generally accepted accounting principles.

10.
Cost of net service revenues does not agree to the amounts included in your audited financial statements. To the extent that this is also a non-GAAP measure, please revise to include appropriate disclosures.

        In response to the Staff's comment, we have revised the disclosure on page 25 of the Amendment as requested and have made conforming changes throughout the document

11.
Reference is made to your description of amortization expense of acquired intangible assets as a non-GAAP measure. In your tabular presentation these amounts still appear to be included in deriving income from operations. As such, it is not clear why separately presenting amortization expense is considered a non-GAAP measure. Please advise.

        In response to the Staff's comment, we have revised the disclosure on page 27 of the Amendment to eliminate the reference that amortization expense of acquired intangible assets is a non-GAAP measure.

Quarterly Results of Operations, page 47

12.
We have read and considered your response to comment 12. We note that you are continuing to include non-GAAP measures such as net service revenue and cost of net service revenue, as part of the consolidated quarterly information for the fiscal years 2006 and 2005. To the extent you plan to present your quarterly results of operations consistent with the requirements of Item 302 of Regulation S-X, your information should be derived from GAAP financial statements consistent with Article 3 of Regulation S-X. Please advise accordingly.

        In response to the Staff's comment, we have revised the disclosure on page 46 of the Amendment in a manner consistent with our response to comment 9 and have provided the reconciliation to the GAAP measure of "cost of revenue" for the periods presented.

Compensation Discussion and Analysis

Elements of Compensation, page 79

13.
We note your response to prior comment 19. Please revise further to explain the impact of settlement in cash versus stock under SFAS No. 123R.

        In response to the Staff's comment, we have revised the disclosure on page 81 of the Amendment as requested to further explain the impact of cash settlement versus stock settlement under SFAS 123R.

Principal and Selling Stockholders, page 107

14.
Please revise to name the natural persons holding voting control and dispositive powers over J.H. Whitney VI, L.P.

        In response to the Staff's comment, we have revised the disclosure on page 100 of the Amendment as requested to provide the natural persons holding voting control and dispositive power over J.H. Whitney VI, L.P.

Underwriters, page 111

15.
Please disclose whether the amount of offering expenses to be paid by the company includes offering expenses of the selling stockholders.

        In response to the Staff's comment, we have revised the disclosure on page 111 of the Amendment to indicate that the registration and other offering expenses of the selling shareholders, other than underwriting discounts and commissions, are being borne by the Company.

Where You Can Find Additional Information, page 114

16.
Please update the address of the SEC to 100 F Street, N.E., Washington, D.C. 20549.

        In response to the Staff's comment, we have revised the disclosure on page 114 of the Amendment as requested.

Note 14—Redeemable Common and Preferred Stock and Stock Units, page F-42

17.
For the stock with determinable redemption dates, clarify your consideration of SFAS 150 in your footnote disclosure. In addition, please consider including a tabular presentation of your redeemable common and preferred stock that reconciles to the amounts included in your audited balance sheet.

        In response to the Staff's comment, we have clarified the disclosure on page F-43 of the Amendment by adding the following:

        "For shares put back to the Company upon termination of employment, the redemption feature is not mandatory since the level of repurchases is contingently redeemable by the Company (whether with cash or a note) subject to the Company's election and limitations on available liquidity governed by debt agreements and covenant requirements. Therefore, the shares are not considered to be mandatorily redeemable under SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. When redemptions are no longer contingent, related amounts are reflected as a liability."

        We have also added a tabular presentation of our redeemable common and preferred stock that reconciles to amounts included in our balance sheet.

18.
Please clarify your basis in GAAP for classifying notes receivable from stockholders within temporary equity.

        In response to the Staff's comment, we advise the Staff that our basis in GAAP for classifying notes receivable from stockholders within temporary equity is primarily EITF 85-1, "Classifying Notes Received for Capital Stock". Under EITF 85-1, the predominant practice is to offset the notes and stock in equity. Since all stock purchased in connection with issuing the notes is classified within temporary equity as redeemable common and preferred stock and stock units, we also classified the related notes within temporary equity to achieve the offsetting effect.

Part II

Item 15. Recent Sales of Unregistered Securities

19.
We note your response to prior comment 25. Please disclose the range of dates covered by the transactions identified in paragraphs (i)—(v). With respect to paragraphs (i), (iii), (iv), and (v), please disclose the information about the consideration for these purchases that you provided in your response.

        In response to the Staff's comment, we have revised the disclosure on pages II-1 and II-2 of the Amendment as requested.

20.
We note your response to comment 26. It appears that the sales in items (viii) to (xvii) were made in reliance on Regulation D. Please provide similar information regarding the number and types of purchasers.

        The sales in paragraphs (viii) and (ix) were issued in accordance with Regulation D and the number and type of purchasers are disclosed. The sales in paragraphs (x)-(xvi) were issued in reliance upon Section 4(2) and/or Regulation S. The securities in paragraph (xv) were issued in reliance on Section 3(a)(10) of the Securities Act. The number and types of purchasers for such issuances is listed below:

        Paragraph (x): 22 former employee shareholders and one institutional former shareholder of the acquired company.

        Paragraph (xi): 340 former Canadian employee shareholders of the acquired company.

        Paragraph (xii): 25 former employee shareholders of the acquired company.

        Paragraph (xiii): 11 former employee shareholders of the acquired company.

        Paragraph (xiv): 1 former employee shareholder of the acquired company.

        Paragraph (xv): 74 former employee shareholders of the acquired company.

        Paragraph (xvi): 1 former employee shareholder of the acquired company.

Exhibits

21.
Please file copies of your legality opinion or provide us with a draft, so that we have an opportunity to review it. Please also file any material agreements required to be filed under Item 601 of Regulation S-K.

        We are supplementally providing you with a draft legality opinion for review. All material agreements required to be filed under Item 601 of Regulation S-K have been filed.

Form 10

22.
Please revise your Form 10 to address any applicable comments we have raised on the Form S-1.

        As discussed with the Staff, we will file a comprehensive amendment to our Form 10 registration statement to conform to all amendments to our Registration Statement on Form S-1 after such registration statement is declared effective

        Please contact the undersigned at (213) 593-8719, or Jonathan K. Layne of Gibson, Dunn & Crutcher LLP at (310) 552-8641, with any questions or comments you may have regarding this letter or the Amendment.

Very truly yours,
/s/ Eric Chen Eric Chen Senior Vice President, Finance and General Counsel
cc:
Mr. Michael McTiernan, United States Securities and Exchange Commission
John M. Dionisio, AECOM Technology Corporation
Jonathan K. Layne, Gibson, Dunn & Crutcher LLP
J. Scott Hodgkins, Latham & Watkins LLP